Exhibit 12.7

Illinois Power Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	3 Months Ended	Year Ended
	March 31,	December 31,
	2008	2007
Net income from continuing operations	$2,631	$25,780
Add- Taxes based on income	1,821	15,341
Net income before income taxes	4,452	41,121

Add- fixed charges:
Interest on long term debt (1)	21,804	69,085
Estimated interest cost within rental expense	85	234
Amortization of net debt premium, discount, expenses and losses	2,189	8,454
Total fixed charges	24,078	77,773

Earnings available for fixed charges	28,530	118,894

Ratio of earnings to fixed charges	1.18	1.52

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	574	2,294
Adjustment to pre-tax basis	397	1,365
	971	3,659

Combined fixed charges and preferred stock dividend requirements	$25,049	$81,432

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.13	1.46

(1)  Includes FIN 48 interest expense